UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at December 12, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 12, 2007

Print the name and title of the signing officer under his signature.

    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114
www.tasekomines.com

TASEKO ANNOUNCES YEAR END & Q4 RESULTS

December 12, 2007, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) is pleased to announce its financial results. For the year ended September 30, 2007, Taseko had an operating profit of $105.7 million, earnings before income tax of $87.9 million and earnings after tax of $48.3 million or $0.37 per share ($0.36 per share fully diluted).

Cash flow from operating activities increased by 55% and earnings by 47% over that achieved in 2006, as shown in the table below:

	Year Ended September 30, 2007[1]	Year Ended September 30, 2006[1]
Revenue	$218.4 million	$161.9 million
Copper[2]	$199.9 million	$140.3 million
Molybdenum	$18.6 million	$21.6 million
Cash Flow [3]	$ 86.0 million	$55.4 million
Cash Flow per Share (basic)	$0.67	$0.49
Operating profit [4]	$105.7 million	$54.9 million
Earnings before income tax	$87.9 million	$39.0 million
Earnings after income tax	$48.3 million	$32.9 million
Earnings per share (basic)	$0.37	$0.29
1 All dollar amounts are stated in Canadian currency unless otherwise indicated.
2 Copper revenue in 2007 includes proceeds from sales of copper concentrate, copper cathode and silver concentrate.
3 Cash flow and cash flow per share are numbers used by the Company to assess its performance. They are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.
4 Operating profit comprises of revenues less cost of sales and depletion, depreciation and amortization.

- The average realized price of copper for the year was US$3.30 per pound and US$28.26 per pound of molybdenum.
- Copper in concentrate sales for the year were 53.4 million pounds, copper in cathode sales were 2.1 million pounds.
- Molybdenum in concentrate sales during the year were 0.6 million pound
- Copper in concentrate inventory at September 30, 2007 was 4.64 million pounds, and copper in cathode inventory was 0.33 million pound
- Molybdenum in concentrate inventory at September 30, 2007 was 18,100 pounds

Fiscal 2007 Production

The following table is a summary of the operating statistics for fiscal 2007 compared to fiscal 2006.

	Fiscal 2007	Fiscal 2006
Total tons mined (millions)[1]	35.4	38.4
Tons of ore milled (millions)	9.5	10.9
Stripping ratio	2.6	2.4
Copper grade (%)	0.328	0.285
Molybdenum grade (%Mo)	0.011	0.010
Copper recovery (%)	77.5	79.1
Molybdenum recovery (%)	29.6	41.2
Copper production (millions lb)[2]	51.8	49.1
Molybdenum production (thousands lb)	580	821
Copper production costs, net of by product credits[3], per lb of copper	US$1.03	US$1.25
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.35	US$0.25
Total cash costs of production per lb of copper	US$1.38	US$1.50

1Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2007 copper production included 49.4 million pounds in concentrate and 2.4 million pounds in cathode.
3 The by-product credit is based on pounds of molybdenum and ounces of silver sold.

Four Quarter Sales and Inventory

- Copper in concentrate sales for the quarter were 11.7 million pounds of copper, an increase from the 5.0 million pounds of copper sold during the same quarter in fiscal 2006
- Copper in cathode sales were 1.5 million pounds compared to none in the same quarter of fiscal 2006.
- Molybdenum in concentrate sales in the quarter were 0.16 million pounds, a decrease from the 0.17 million pounds sold in the same quarter in fiscal 2006.
- The average price realized for sales of copper in the quarter was US$3.63 per pound and for sales of molybdenum in the quarter was US$28.88 per pound.

Fourth Quarter Production

The following table is a summary of the operating statistics for the fourth quarter of fiscal 2007 compared to the same quarter in fiscal 2006.

	Q4 2007	Q4 2006
Ore + Waste mined (millions tons)	10.1	9.6
Ore milled (millions tons)	2.6	2.8
Stripping ratio	2.9	2.3
Copper grade (%)	0.391	0.293
Molybdenum grade (%Mo)	0.012	0.009
Copper recovery (%)	78.2	79.3
Molybdenum recovery (%)	22.5	40.3
Copper production (millions lb)	16.8[1]	12.7
Molybdenum production (thousands lb)	148	197
Copper production costs, net of by product credits, per lb of copper [2]	US$0.82	US$1.38
Off Property Costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.39	US($1.35)[3]
Total cash costs of production per lb of copper	US$1.21	US$0.03
1 2007 copper production includes 15.8 million pounds in concentrate and 1.0 million pounds in cathode.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold.
3 Off property costs in Q4 2006 included proceeds from an arbitration proceeding with Glencore Ltd., resulting in a credit for off property costs and a reduction to total cash costs.

Tons mined were higher in the fourth quarter of fiscal 2007 compared to fiscal 2006. Ore milled was slightly lower in Q4 2007 compared to the same quarter of the prior year as a result of low mill availability in July; however, mill availability was over 90% for August and September.

Copper recovery was slightly lower in Q4 2007 compared with the same quarter in fiscal 2006 as the flotation circuit was changed over to the new high volume tank cells during the early part of the quarter. Recoveries in the second half of the quarter were over 80% as the new circuit came on-line. Molybdenum production was lower than fiscal 2006 as a result of mechanical issues in the molybdenum circuit. These issues have now been addressed and molybdenum production is back in line with expectations.

Copper in concentrate production during the quarter was 15.8 million pounds of copper, compared to 12.7 million pounds produced in the last quarter of fiscal 2006. Copper in cathode production during the quarter was 1.0 million pounds, compared to none in the same quarter of fiscal 2006. Molybdenum in concentrate production in the quarter was 0.15 million pounds, a 25% decrease from 0.20 million pounds in the same quarter of fiscal 2006.
Costs per pound of copper produced in Q4 2007 were lower than Q4 2006 due to increased metal production. This was partially offset by increased costs for tires, fuel, and contracted maintenance labour.

Quarter to Quarter Production in Fiscal 2007

Copper production continued to improve from Q1 2007 to Q4 2007 as indicated in the table below.

Metals produced (millions lb)	Q1	Q2	Q3	Q4
Copper in Concentrate	10.6	11.2	11.8	15.8
Cathode	0	0.6	0.8	1.0
Total Copper	10.6	11.8	12.6	16.8
Molybdenum in Concentrate	0.12	0.16	0.15	0.15

Metal production in the fourth quarter of fiscal 2007 increased by 44% over the average of the three previous quarters of the year, as a result of operational improvement, implementation of new technologies and higher copper grades.

Mill Expansion Project

All components for the SAG mill have been installed and testing of the individual systems began in mid November. Commissioning of the SAG mill is on schedule to begin in the middle of December 2007. The Phase One expansion also requires the conversion of the three rod mills to ball mills which is planned to occur during January and February 2008. Ramp up to the full 46,000 tpd rate will take place over the following six months.

The Phase Two expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system, and adding a pebble crusher to the SAG mill circuit. Phase Two is designed to increase concentrator capacity from 46,000 to 55,000 tpd. Work is proceeding on schedule for completion by late 2008.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In September 2007, the Company announced the positive results of a feasibility study for the Project, which further validated the results of an earlier pre-feasibility study indicating the property hosts the following reserves:

Prosperity Mineral Reserves At $5.25 NSR/tonne Cut-Off
Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Proven Probable	286 201	0.47 0.37	0.25 0.18
Total	487	0.43	0.22

A summary of the parameters and results from the economic analysis of the project, based on the conclusions from the feasibility study, are:
-          A projected exchange rate of US$0.80/C$1.00.
-          A long term copper price of US$1.50 per pound of copper.
-         A long term gold price of US$575 per ounce of gold.
-          Pre-production capital cost of C$807 million.
-          Operating cost of C$6.26 per tonne milled over the life of the mine.
-          Net Present Value (NPV) of C$260 million at 7.5% discount rate
-          Internal Rate of Return (IRR) of 12%.

The mine plan contemplates a large-scale conventional truck and shovel open pit mining and milling operation. The processing plant has been designed with a nominal capacity of 70,000 tonnes per day.

A sensitivity of the project to metals price assumptions is presented in the following table:

	$US1.40/lb Cu $US550/oz Au	$US1.50/lb Cu $US575/oz Au	$US1.75/lb Cu $US600/oz Au	$US2.00/lb Cu $US650/oz Au
Pre-tax NPV ($C millions)	87	260	594	991
Internal Rate of Return (%)	9	12	17	22

The feasibility study updated and expanded work done to 2000, and was a combined effort by Hatch, Knight Piesold Engineering, and Taseko's engineering team, completed under the supervision of Scott Jones, P. Eng., Vice President, Engineering, Taseko Mines Limited, a qualified person as defined under NI 43-101. A technical report has been filed at www.sedar.com.

Harmony Project
In late 2007, after completion of the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designated the area in which the Harmony Project is located as a mineral development zone, Taseko initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs. Plans are being developed to move the Project forward in 2008.

Aley Project

In June 2007, Taseko acquired 100% of the Aley niobium project in northern British Columbia through the acquisition of all the issued and outstanding shares in the capital of a private company, for a total cash consideration to the acquired company's shareholders of $1,500,000 as well as a share settlement to the value of $2,970,000 (consisting of 894,730 common shares). Taseko purchased the residual net smelter royalty for a total cash consideration of $300,000 and the issuance of units having a value of $835,200 (consisting of 240,000 common shares and 120,000 warrants). Each warrant is exercisable into one common share at $3.48 until June 4, 2009.

The Aley property hosts a niobium deposit. Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. The metal is currently selling for $30/kg and the market is growing at 5-8% per year. Currently, the world supply dominated by only two producers: CBMM, a Brazilian miner and Iamgold which operates the Niobec Mine in Quebec.

Taseko successfully completed an initial exploration program on the Aley deposit in 2007, and plans to do an accelerated drilling and engineering work program in the summer of 2008 to advance the Aley Project toward a feasibility study.

Results of Operations

The Company's pre-tax earnings for 2007 increased to $87.9 million, compared to $39.0 million in 2006 due mainly to higher volume of copper and molybdenum sold and higher realized metal prices for sales during the year. The Company's after-tax earnings for 2007 increased to $48.3 million, compared to $32.9 million in 2006.

The Company reported revenues of $218.4 million, compared to $161.9 million in the previous year. Copper revenues of $199.9 million consist of copper concentrate sales of $191.0 million (2006 - $139.1 million), silver concentrate sales of $1.3 million (2006 - $1.2 million), and copper cathode sales of $7.4 million (2006 - Nil). Molybdenum revenues consist of molybdenum concentrate sales of $18.6 (2006 - $21.6 million). Revenues increased due to significantly higher copper prices and a more pounds of copper sold. The average price per pound of copper concentrate sold increased to US$3.30 per pound, up from US$2.44 per pound in the previous year. The Company also sold 53.4 million pounds of copper concentrate and 2.1 million pounds of copper cathode in 2007 compared to 51.0 million pounds of copper concentrate in 2006.

Cost of sales for 2007 was $109.5 million, compared to $103.6 million in 2006. Costs of sales for 2007 consist of total production cost of $79.3 million (2006 - $91.3 million) and a concentrate inventory adjustment of $8.9 million (2006 - ($2.0 million)). Also included in cost of sales is transportation and treatment costs, which were $21.3 million for 2007 (2006 - $14.3 million). The increase in cost of sales for the year was due to higher transportation and treatment charges compared to the previous year.

Amortization expense for 2007 was $3.2 million compared to $3.4 million in 2006. During 2007, the Company increased its mineral reserves at the Company's Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company's property, plant and equipment, the carrying values of the reclamation liability, and the Company's future income taxes have been revised to reflect the extended mine life.

Exploration expenses increased to $9.0 million in 2007 compared to $3.5 million in 2006, due to a higher level of exploration activity at the Company's Prosperity and Aley projects. The exploration expenditures were focused mainly on the initial stages of preparing an environmental impact assessment and updated feasibility study for the Prosperity project (completed). Exploration expenses of $7.4 million at Gibraltar were capitalized as the exploration expenditures resulted in the discovery of additional mineral reserves that will allow for increases in future production at the Gibraltar mine.

General and administrative costs increased to $6.5 million in 2007 from $5.3 million in 2006, mainly due to salaries and benefits (2007 - $4.3 million; 2006 - $1.9 million) resulting from higher staffing levels to support the Company's exploration projects, expansion at Gibraltar and general corporate activities. Conference and travel (2007 - $0.5 million; 2006 - $0.4 million); consulting (2007 - $0.6 million; 2006 - $0.3 million) and shareholder's communication (2007 - $0.5 million; 2006 - $0.45 million) all increased in 2007 due to higher staffing levels and an increase in corporate activities. This was offset by reduced legal fees of $0.4 million in 2007 as legal fees in 2006 were higher due to an arbitration proceeding.

Stock-based compensation increased to $6.8 million in the current year compared to $3.2 million in 2006 as a result of share purchase options granted and a higher fair value on the options granted during the year.

Interest and other income increased significantly to $11.0 million as compared to $7.2 million in 2006. The increase was due to interest earned on the Company's increasing average cash balances. Interest expense and interest accretion also increased in 2007 due to the Company recognizing a complete year of accretion and interest payments in 2007 on its convertible bonds, compared to one month in 2006.

Current income tax of $4.0 million (2006 - $4.4 million) and future income taxes of $35.6 million (2006 - $1.6 million) were recorded during the year. The increase in income taxes is due mainly to the depletion of tax pools as a result of the Company's continued profitability and changes in timing differences on the Company's tax and accounting assets and liabilities.

TASEKO MINES LIMITED

Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

		September 30 2007		September 30 2006
ASSETS				
Current assets				
Cash and equivalents	$	37,636	$	89,408
Restricted cash		4,400		–
Marketable securities and investments		18,542		11,500
Accounts receivable		12,021		9,342
Advances to related party		807		–
Inventory		18,058		24,218
Prepaid expenses		1,069		1,221
Current portion of future income taxes		–		11,601
Current portion of promissory note		2,086		2,157
		94,619		149,447
Deferred financing costs		–		1,382
Mineral properties, plant and equipment		176,898		43,445
Reclamation deposits		33,396		32,004
Promissory note		72,350		71,009
Future income taxes		–		174
	$	**377,263**	**$**	**297,461**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	30,435	$	21,962
Current portion of deferred revenue		175		19,759
Current portion of royalty obligation		2,086		2,157
Income taxes		6,573		3,985
Current portion of future income taxes		5,320		–
		44,589		47,863
Income taxes		24,645		21,058
Royalty obligation		63,330		64,632
Deferred revenue		1,050		1,225
Convertible debt		41,008		42,774
Site closure and reclamation costs		17,441		18,975
Future income taxes		21,540		–
		213,603		196,527
Shareholders' equity				
Share capital		205,040		197,592
Equity component of convertible debt		13,655		13,655
Tracking preferred shares		26,642		26,642
Contributed surplus		8,633		3,648
Accumulated other comprehensive income		2,338		–
Deficit		(92,648)		(140,603)
		163,660		100,934
	$	**377,263**	**$**	**297,461**

TASEKO MINES LIMITED

Consolidated Statements of Operations and Comprehensive Income

(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Years ended September 30		
	2007	2006	2005
Revenue			
Copper	$ 199,872	$ 140,341	$ 71,946
Molybdenum	18,554	21,559	15,692
	218,426	161,900	87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Depletion, depreciation and amortization	(3,155)	(3,412)	(2,657)
Operating profit	105,738	54,860	13,633
Expenses (income)			
Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange	233	(289)	34
Asset retirement obligation change of estimates	(4,570)	–	–
Loss on extinguishment of capital leases	–	240	–
Loss on sale of equipment	–	–	2,161
General and administration	6,501	5,286	2,412
Gain on sale of marketable securities	(1,508)	–	–
Ledcor termination fee	–	3,500	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair value of financial instruments	1,925	–	–
	17,872	15,899	7,865
Earnings before income taxes	87,866	38,961	5,768
Income tax recovery (expense)	(3,959)	(4,397)	4,099
Future income tax recovery (expense)	(35,645)	(1,648)	13,423
Earnings for the year	$ 48,262	$ 32,916	$ 23,290
Other comprehensive income (loss)			
Unrealized loss on available-for-sale reclamation deposit	(419)	–	–
Unrealized gain on available-for-sale marketable securities / investments	4,710	–	–
Tax adjustment	(445)	–	–
Reclassification of realized gain on sale of marketable securities	(1,508)	–	–
Other comprehensive income	$ 2,338	$ –	$ –
Total comprehensive income	$ 50,600	$ 32,916	$ 23,290
Earnings per share			
Basic	$ 0.37	$ 0.29	$ 0.23
Diluted	0.36	0.26	0.21
Weighted average number of common shares outstanding (in thousands)			
Basic	129,218	113,554	100,022
Diluted	142,278	126,462	110,733

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Years ended September 30		
	2007	2006	2005
Operating activities			
Earnings for the year	$ 48,262	$ 32,916	$ 23,290
Items not involving cash		–	–
Asset retirement obligation change in estimate	(4,570)	–	–
Accretion of reclamation obligation	1,777	1,732	1,574
Depreciation, depletion and amortization	3,155	3,412	2,657
Interest accretion on convertible debt	2,922	1,280	1,075
Loss on extinguishment of capital leases	–	240	–
Loss on sale of equipment	–	–	2,161
Stock-based compensation	6,771	3,182	1,129
Future income taxes	35,645	1,648	(13,423)
Unrealized foreign exchange loss (gain)	(3,309)	49	–
Gain on sale of marketable securities	(1,508)	–	–
Change in fair value of financial instruments	1,925	–	–
Changes in non-cash operating working capital			
Accounts receivable	(2,679)	(2,596)	(3,980)
Advances to related parties	(833)	89	–
Inventories	6,160	(3,344)	(20,874)
Prepaids	152	693	(1,704)
Accrued interest income on promissory note	(1,270)	(4,311)	(4,145)
Accounts payable and accrued liabilities	8,499	8,789	(1,301)
Deferred revenue	(19,759)	4,836	14,398
Accrued interest expense on royalty obligation	(1,371)	1,461	1,434
Income taxes	6,175	5,399	(4,099)
Site closure and reclamation expenditures	(167)	(71)	–
Cash provided by (used in) operating activities	85,979	55,405	(1,809)
Investing activities			
Purchase of property, plant and equipment	(127,032)	(16,146)	(8,263)
Purchase of mineral property interest	(1,800)	–	–
Proceeds received on sale of property, plant and equipment	–	–	22,068
Restricted cash	(4,400)	5,000	(5,000)
Reclamation deposits	(20)	(13,000)	–
Accrued interest income on reclamation deposits	(1,791)	(723)	(634)
Investments	(21,564)	–	–
Proceeds from redemption and disposal of investments	16,999	–	–
Investment in convertible promissory note	–	(11,500)	–
Cash provided by (used in) investing activities	(139,608)	(36,369)	8,170
Financing activities			
Principal repayments under capital lease obligation	–	(15,077)	(7,274)
Bank operating loan	–	–	(1,857)
Common shares issued for cash, net of issue costs	1,857	31,893	9,606
Convertible bonds issued, net of issue costs	–	31,826	–
Cash provided by financing activities	1,857	48,642	475
Increase (decrease) in cash and equivalents	(51,772)	67,679	6,836
Cash and equivalents, beginning of year	89,408	21,729	14,893
Cash and equivalents, end of year	**$ 37,636**	**$ 89,408**	**$ 21,729**

The Company will be filing its annual consolidated financial statements, including notes thereto and auditor's report, management discussion and analysis and annual information form on SEDAR in the normal course and in accordance with its continuous disclosure requirements.

Taseko will host a conference call on Thursday, December 13 at 11:00 a.m. Eastern Time (8:00 AM Pacific Time) to discuss these results. The conference call may be accessed by dialing 888-239-5359 in Canada and the United States, or 913-312-0387 internationally. A live and archived audio webcast will also be available at www.tasekomines.com in the Corporate Events section of the Investor Centre.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

The Prosperity Feasibility Study was prepared to quantify the Prosperity project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates, which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Prosperity project. The mineralized material at the Prosperity project is currently classified as a measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Prosperity project's mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the price of gold and copper will continue at current levels or that these prices will not decline below the prices assumed in the Feasibility Study. Prices for gold and copper have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.